Phone:	(215) 569-5734
Fax:	(215) 832-5734
Email:	schwartz-g@blankrome.com

October 30, 2012

VIA EDGAR

Mr. Ed Bartz
Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Special Opportunities Fund, Inc. (the “Fund”)
 File No.:  811-07528
 Definitive Proxy Statement on Schedule 14A

Dear Mr. Bartz:

On behalf of the Fund, this letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by telephone on October 25, 2012 (the “Comments”), regarding the Fund’s Preliminary Proxy Statement filed on Schedule 14A on October 17, 2012 (the “Proxy Statement”).

The Staff’s comments have been reproduced in bold typeface below, each immediately followed by the Fund’s responses.

1.
Clarify at the beginning of Proposal 2 that, in addition to engaging in “mirror voting” of proxies, the Fund has implemented the proxy voting procedure approved by the Fund’s stockholders at the annual meeting held in 2011.

Response:  The first two paragraphs of Proposal 2 have been revised as follows:

Proposal 2 relates to the voting of proxies the Fund receives from closed-end investment companies in which it invests.  The Fund’s investments in the securities of other investment companies are made in compliance with Section 12(d)(1)(F) of the Investment Company Act of 1940, as amended (the “1940 Act”), by (i) limiting its investments so that not more than 3% of the total outstanding stock of any such investment company is owned by the Fund or any of the Fund’s affiliated persons and (ii) exercising its voting rights by proxy with respect to any such security purchased in the manner prescribed by subparagraph (E) by (a) authorizing the Adviser, pursuant to standing instructions approved annually by the Stockholders, to vote such proxies on any proposal in a manner in which the Adviser reasonably determines is likely to favorably impact the discount of such investment company’s market price as compared to its net asset value and (b) where the Adviser determines that no such proposal will impact the discount of such investment company’s market price as compared to its net asset value, instructing the underlying closed-end investment company or its agent that the proxies it holds are to be voted in the same proportion as the vote of all other holders of such security (referred to as “mirror voting”).  Section 12(d)(1)(E) of the 1940 Act permits a fund to use mirror voting or to seek instructions from its stockholders with regard to the voting of all proxies with respect to investment company securities and vote all such proxies in accordance with such instructions.

Mr. Ed Bartz
October 30, 2012

Prior to ~~December~~ March 201~~1~~2, the Fund used mirror voting with regard to the voting of all proxies with respect to investment company securities.  At a meeting held on September 22, 2011, however, the Board concluded that under circumstances where the Fund’s proxy is sought regarding any proposal that is likely to favorably impact such investment company’s market price discount to its net asset value, it would be in the Fund’s and the Stockholders’ best interests to authorize the Adviser to determine how to vote on such proposal.  Consequently, at the annual meeting of the Stockholders held in December 2011, the Board put forth, and the Stockholders approved, a proposal to seek standing instructions from the Stockholders authorizing the Adviser to vote proxies received by the Fund from any closed-end investment company in the Fund’s portfolio on any proposal in a manner in which the Adviser reasonably determines is likely to favorably impact the discount of such investment company’s market price as compared to its net asset value.  On December 13, 2011, the Fund submitted an application for a declaratory order from the SEC that the Fund’s implementation of the proxy voting procedure approved by the Stockholders at the annual meeting would not cause the Fund to be in violation of Section 12(d)(1) of the 1940 Act.  The Fund stated in the application that it intended to implement the new proxy voting procedure on March 1, 2012 unless the SEC advised it otherwise.  Having received no response from the SEC, the Fund implemented the new proxy voting procedure on March 1, 2012. Stockholders may obtain a copy of the Fund’s Form N-PX filed with the SEC on August 31, 2012, which contains the Fund’s proxy voting record for the twelve-month period ended June 30, 2012, by visiting the Fund’s website at www.specialopportunitiesfundinc.com, by writing to the Fund c/o U.S. Bancorp Fund Services, LLC, 615 East Michigan Street, Milwaukee, Wisconsin 53202, or by telephone at 1-877-607-0414.  This report is also available on the SEC’s website at www.sec.gov.

Mr. Ed Bartz
October 30, 2012

2.	In Proposal 2, replace the word “should” with “is required to” in the last paragraph.

Response:  The requested revision has been made, and the paragraph has been revised as follows:

ON OCTOBER 16, 2012, IN RESPONSE TO ITS APPLICATION, THE FUND RECEIVED A LETTER FROM THE DIVISION OF INVESTMENT MANAGEMENT OF THE SEC BRINGING THE FUND’S ATTENTION TO RELEASE NO. 6440 (APRIL 6, 1971) IN WHICH THE SEC TOOK THE POSITION THAT AN ACQUIRING FUND RELYING ~~OF~~ ON SECTION 12(D)(1)(F) OF THE 1940 ACT ~~SHOULD~~ , AND THAT DOES NOT WISH TO USE MIRROR VOTING, IS REQUIRED TO “MAKE AN ARRANGEMENT WITH” THE ACQUIRED FUND TO SOLICIT PROXIES FROM EACH OF THE ACQUIRING FUND’S SECURITY HOLDERS.  THE BOARD IS REVIEWING THE RELEASE AND INTENDS TO RESPOND WITHIN 45 DAYS AS REQUESTED BY THE DIVISION.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (215) 569-5734.

Very truly yours,

/s/ Geoffrey D. Schwartz

Geoffrey D. Schwartz

Enclosure